March 9, 2018

E-MAIL, CERTIFIED MAIL RETURN RECEIPT REQUESTED AND OVERNIGHT DELIVERY

Godfrey B. Evans
Corporate Secretary
HomeStreet, Inc.
601 Union St., Suite 2000
Seattle, WA 98101

Re: Notice of Intent to Present Proposals and Nominate Directors

Ladies and Gentlemen:

Attached hereto are the following items:

1. A certification confirming and clarifying the notice from Blue Lion Opportunity Master Fund, L.P., dated Friday, February 23, 2018, a 133-page submission that was delivered to the Secretary of HomeStreet, Inc. (the "Notice Letter"). The certification is attached hereto as Appendix A.

2. For Ronald K. Tanemura's Board of Directors Questionnaire, pages with clarifying information (clarifying pages only).

3. For Paul Miller, Jr.'s Board of Directors Questionnaire, pages with clarifying information (clarifying pages only).

Please be advised that the delivery of the items attached hereto shall not be deemed to constitute (a) an admission by Blue Lion Opportunity Master Fund, L.P. that the Notice Letter is in any way defective, (b) an admission as to the legality or enforceability of any particular provision of the Bylaws or any other matter, or (c) a waiver by Blue Lion Opportunity Master Fund, L.P. of the right to, in any way, contest or challenge the enforceability of any provision of the Bylaws, or of any other matter.

Very truly yours,

Blue Lion Opportunity Master Fund, L.P.

By: Roaring Blue Lion, LLC
General Partner

By: ______________________
Charles W. Griege, Jr.
Managing Member

Certification

The following representations confirm and clarify the notice from Blue Lion Opportunity Master Fund, L.P., dated Friday, February 23, 2018, a 133-page submission that was delivered to the Secretary of HomeStreet, Inc. (the "Notice Letter"). The Notice Letter is incorporated herein by reference. The Notice Letter notified HomeStreet, Inc. (the "Company") of Blue Lion Opportunity Master Fund, L.P.'s intent to propose three proposals (the "Proposals") and nominate two candidates for election as directors (the "Nominees") at the Company's 2018 annual meeting of shareholders (the "2018 Annual Meeting"). The Shareholder represents and warrants that the Notice Letter is accurate and complete, and that the following clarifying information is accurate and complete:

1.   Section 1.13(b)(i)(B) of the Company's Bylaws: This item calls for the Noticing Shareholder to state the number of shares of the Company that are, directly or indirectly, beneficially owned by the Noticing Shareholder. The Notice Letter accurately stated, as of February 23, 2018, that the Shareholder was a shareholder of record only. See page 1 and page 4 of the Notice Letter. As of February 23, 2018, the Shareholder was not the beneficial owner of any shares of the Company's common stock, no par value (shares of the Common Stock herein referred to as "Shares"). See page 1 and page 4 of the Notice Letter.

2.   Item 4(b)(1) of Schedule 14A (not applicable): This item calls for information on the methods employed and to be employed to solicit security holders. This information does not relate to the Shareholder or the Blue Lion Parties, but to the mechanics of the potential solicitation of proxies from security holders. In any event, as of February 23, 2018, the Shareholder had not yet solicited proxies from security holders, and had not yet determined the methods to be employed to solicit security holders. See page 12 of the Notice Letter.

3.   Item 4(b)(2) of Schedule 14A (not applicable): This item calls for information about employees of the Holder or any other participant in a solicitation that have been or are to be employed to solicit security holders. This information does not relate to the Shareholder or the Blue Lion Parties, but to the mechanics of the potential solicitation of proxies from security holders. In any event, as of February 23, 2018, the Shareholder had not yet determined if regular employees of the Shareholder or any other participant would be employed to solicit security holders, and to date no employees have been used to solicit proxies from security holders. See page 12 of the Notice Letter.

4.   Item 4(b)(3) of Schedule 14A (not applicable): This item calls for information about contracts and arrangements with specially engaged employees, representatives or other persons that have been or are to be employed to solicit security holders. This information does not relate to the Shareholder or the Blue Lion Parties, but to the mechanics of the potential solicitation of proxies from security holders. In any event, as of February 23, 2018, the Shareholder had no yet determined if specially engaged employees, representatives or other persons

would be employed to solicit security holders, and, as of February 23, 2018, no such persons had been used to solicit proxies from security holders. See page 12 of the Notice Letter.

5. <u>Item 4(b)(4) of Schedule 14A (not applicable)</u>: This item calls for information about the total amount estimated to be spent and the total expenditures to date for, in furtherance of, or in connection with the solicitation of security holders. This information does not relate to the Shareholder or the Blue Lion Parties, but to the mechanics of the potential solicitation of proxies from security holders. In any event, as of February 23, 2018, the Shareholder had not yet incurred expenses for, or in furtherance of, the solicitation of proxies from security holders, and had not yet estimated the expected amount to be spent for such solicitation. See page 12 of the Notice Letter.

6. <u>Item 4(b)(5) of Schedule 14A (not applicable)</u>: This item calls for information on whether reimbursement will be sought from the Company, and, if so, whether the question of such reimbursement will be submitted to a vote of security holders. This information does not relate to the Shareholder or the Blue Lion Parties, but to the mechanics of the potential solicitation of proxies from security holders. In any event, as of February 23, 2018, the Shareholder had not yet determined whether reimbursement will be sought from the Company. See page 12 of the Notice Letter.

7. <u>Item 5(b)(1)(v) of Schedule 14A</u>: This item calls for information about the amount of each class of securities of the Company which each participant owns of record but not beneficially. The Company's Bylaws limit this information to information about the record ownership of the Shareholder and the Blue Lion Parties only, and the Notice Letter accurately reflects that the Shareholder is the only shareholder of record as of February 23, 2018. See page 1 and page 4 of the Notice Letter. The Company's Bylaws do not call for the record ownership of any other participant. In any event, with regard to any other participant, as of February 23, 2018, no such participant was a record holder of Shares. See page 1 and page 4 of the Notice Letter.

8. <u>Item 5(b)(1)(vii) of Schedule 14A</u>: This item calls for information on the amount of indebtedness as of the latest practicable date if any part of the purchase price or market value of any of the securities of the Company purchased or sold within the past two years is represented by funds borrowed. The Company's Bylaws limit this information to indebtedness related to the purchases of Shares by the Shareholder and the Blue Lion Parties only, and the Shareholder and the Blue Lion Parties stated in the Notice Letter that they may purchase shares on margin, and that the amount of indebtedness as of February 23, 2018 was none. See page 5 of the Notice Letter. The Company's Bylaws do not call for the indebtedness related to the purchases of Shares by any other participant. In any event, with regard to any other participant, as of February 23, 2018, no such participant had any indebtedness related to the purchase of Shares.

9.   <u>Item 5(b)(1)(viii) of Schedule 14A</u>: This item calls for information about whether or not any of the participants is, or was within the past year, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company. The Company's Bylaws limit this information to information about whether the Shareholder or the Blue Lion Parties were within the past year, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, and the Shareholder and the Blue Lion Parties provided this information, as of February 23, 2018, in the Notice Letter. See page 5 of the Notice Letter. The Company's Bylaws do not call for such information with regard to any other participant. Nonetheless, this information, as of February 23, 2018, was provided regarding the Nominees (see page 5 of the Notice Letter), and with regard to any other participant, no such contract, arrangements or understandings existed as of February 23, 2018.

10.   <u>Item 5(b)(1)(ix) of Schedule 14A</u>: This item calls for information about the amount of securities of the Company owned beneficially, directly or indirectly, by each of the participant's associates. The Company's Bylaws limit this information to information about the security ownership of the associates of the Shareholder and the Blue Lion Parties, and the Notice Letter accurately includes no such information because as of February 23, 2018 there was no such ownership by associates of the Shareholder and the Blue Lion Parties. The Company's Bylaws do not call for such information with regard to the associates of any other participant. In any event, with regard to any other participant, as of February 23, 2018 no associates owned any securities of the Company.

11.   <u>Item 5(b)(1)(x) of Schedule 14A</u>: This item calls for information about the amount of each class of securities of any parent or subsidiary of the Company which each participant owns beneficially, directly or indirectly. The Company's Bylaws limit this information to information about the ownership by the Shareholder and the Blue Lion Parties of any securities of any parent or subsidiary of the Company, and the Notice Letter accurately includes no such information because as of February 23, 2018 there was no such ownership, directly or indirectly, by the Shareholder or the Blue Lion Parties. The Company's Bylaws do not call for any such information with regard to any other participant. In any event, as of February 23, 2018, with regard to any other participant, no such participant had any ownership, directly or indirectly, of any securities of any parent or subsidiary of the Company.

12.   <u>Item 5(b)(1)(xi) of Schedule 14A</u>: This item calls for the information required by Item 404(a) of Regulation S-K for all associates of each participant. The Company's Bylaws limit this to information required by Item 404 of Regulation S-K for the associates of the Shareholder and the Blue Lion Parties only, and the Notice Letter accurately includes no such information because as of February 23, 2018 there was no such information. The Company's Bylaws do not call for such information with regard to the associates of any other participant. In any event, with regard to any other participant, as of February 23, 2018, no associates had any such information to report.

13. Item 5(b)(2) of Schedule 14A: This item calls for a description of any substantial interest, direct or indirect, by security holdings or otherwise, that any person who is a party to an arrangement or understanding pursuant to which a nominee for election as director is proposed to be elected has in any matter to be acted upon at the meeting. The Company's Bylaws limit this to a description of any substantial interest, direct or indirect, by security holdings or otherwise, that the Shareholder and the Blue Lion Parties have in any matter to be acted upon at the meeting, and the Notice Letter contained this information as of February 23, 2018. See page 5 of the Notice Letter. The Company's Bylaws do not call for such information with regard to any other participant. In any event, with regard to any other participant, as of February 23, 2018, there were no such interests, and no information to report.

14. Item 6(d) of Schedule 14A: This item calls for the security ownership of certain beneficial owners substantially in the tabular form indicated in Item 403(a) of Regulation S-K. The Company's Bylaws limit the required information to information about the beneficial ownership of the Shareholder and the Blue Lion Parties, and the Notice Letter accurately states their beneficial ownership, as of February 23, 2018. See page 1 and page 4 of the Notice Letter. The Company's Bylaws do not call for such information with regard to any other party. In any event, as of February 23, 2018, the Shareholder and the Blue Lion Parties were not aware of any other participant that beneficially owned shares, and there was no information to report.

15. Item 6(d) of Schedule 14A (not applicable): This items calls for a description of any arrangements, including any pledge by any person of securities of the Company or any of its parents, the operation of which may at a subsequent date result in a change in control of the Company. As of February 23, 2018, the Shareholder and the Blue Lion Parties were not aware of any arrangements, including any pledge by any person of securities of the Company or any of its parents, the operation of which may at a subsequent date result in a change in control of the Company, and there was no information to report.

16. Item 7(b) of Schedule 14A (not applicable): This item calls for description of the business experience during the past five years of each director nominee, including the name and principal business of the corporation or other organization in which such occupations and employment were carried on. The Company's Bylaws do not require that any of this information be provided for the Nominees. Similar information, not governed by Schedule 14A, was requested in the Questionnaires, and was provided by each Nominee by reference to their resumes, and this information was fully reflected in the Notice Letter, as of February 23, 2018. See page 3 of the Notice Letter.

17. Section 1.13(b)(ii)(B) of the Company's Bylaws: This item calls for "a description of all agreements, arrangements and understandings, direct and indirect, between the Holder, and any other person or persons (including their names) in connection with the proposal of such business by the Holder." All such existing agreements, arrangements or understandings were stated in the Notice Letter, as of February 23,

2018. See page 6 and page 10 of the Notice Letter. As of February 23, 2018, there were no other agreements, arrangements or understandings, and there was no information to report.

18.   Section 1.13(b)(iv) of the Company's Bylaws.   This item calls for "a representation that the Noticing Shareholder intends to vote or cause to be voted such stock at the meeting." The Shareholder represented in the Notice Letter, as of February 23, 2018, that it intended to be at the meeting, in person or by a representative, to submit the proposals and the nominees for a vote at the meeting. See page 2 of the Notice Letter. It also represented in the Notice Letter, as of February 23, 2018, that it would actively solicit proxies sufficient to ensure that the Proposals are passed and that the Nominees are elected. See page 2 of the Notice Letter. The Blue Lion Parties also consistently stated in their public filings on or before February 23, 2018 that they would solicit votes for the Nominees. These representations collectively represented that the Shareholder intended to be present at the meeting and vote all proxies submitted, including its own, sufficient to approve the Proposals and elect the Nominees. In any event, the Shareholder confirms that the Shareholder and the Blue Lion Parties intend to vote their Shares, or cause to be voted their Shares, at the 2018 Annual Meeting.

19.   Section 1.13(b)(i)(G) of the Company's Bylaws (not applicable): This item calls for information regarding "any proportionate interest in shares of the corporation or Derivative Instruments held, directly or indirectly, by a general or limited partnership or limited liability company or similar entity in which the Holder is a general partner or, directly or indirectly, beneficially owns an interest in a general partner, is the manager, managing member or directly or indirectly beneficially owns an interest in the manager or managing member of a limited liability company or similar entity." As of February 23, 2018, there was no such information, and there was no information to report.

20.   Section 1.13(b)(i)(H) of the Company's Bylaws (not applicable): This item calls for information regarding "any performance-related fees (other than an asset-based fee) that the Holder is entitled to based on any increase or decrease in the value of shares of the corporation or Derivative Instruments, if any." As of February 23, 2018, there was no such information, and there was no information to report.

21.   Section 1.13(b)(iii)(D) of the Company's Bylaws: This item calls for disclosure "of all direct and indirect compensation and other material monetary agreements, arrangements, and understandings during the past three years, and any other material relationships, between or among the Holder and respective affiliates and associates, or others acting in concert therewith, on the one hand, and each proposed nominee, and his or her respective affiliates and associates, or others acting in concert therewith, on the other hand." All such agreements, arrangements, and understandings were stated in the Notice Letter, as of February 23, 2018. See page 9 of the Notice Letter. As of February 23, 2018, there were no other

agreements, arrangements or understandings, and there was no information to report.

22.   <u>Section 1.13(b)(i)(I) of the Company's Bylaws (not applicable)</u>: This item calls for disclosure "any arrangements, rights, or other interests described in Sections 1.13(b)(i)(C)-(H) held by members of such Holder's immediate family sharing the same household." As of February 23, 2018, there was no such information, and there was no information to report.

[Signature follows on next page.]

IN WITNESS WHEREOF, Blue Lion Opportunity Master Fund, L.P. has caused this Certification to be executed as of this 9th day of March, 2018.

Blue Lion Opportunity Master Fund, L.P.

By: Roaring Blue Lion, LLC
      General Partner

By:

Charles W. Griege, Jr.
Managing Member

Ronald K. Tanemura

Board of Directors Questionnaire – Clarifying Pages

I CONFIRM THAT PRIOR TO 2/23/18 I DID NOT OWN ANY SHARES OF THE COMPANY. ON 2/27/18 I DID PURCHASE 10,000 SHARES OF THE COMPANY [signature] —3/8/18

QUESTION 5. SECURITY OWNERSHIP

Information as to the shares of common stock of the Company "beneficially" owned by me as of the date of this Questionnaire is furnished below. **If there is any change in your ownership between the date of this Questionnaire and on or before April 28, 2018, please promptly notify Lauree Seko at Lauree.Seko@homestreet.com or (206) 389-7773.** Please Note: For purposes of this question, shares beneficially owned by you include shares over which you have the power, directly or indirectly (through contract, arrangement, relationship, or understanding): (i) to vote or direct the voting of the shares, (ii) to sell or direct the sale or disposition of the shares. Examples of "beneficiary ownership" include, for illustration purpose, shares registered in your name as trustee, executor, custodian, pledgee, agent, or nominee, either alone or with others, or (iii) registered in the name of a nominee or in street name, including any such share held for the account of any of the above.

If you share investment control or voting power with respect to any such shares, please identify the manner in which you share investment control or voting power and with whom it is shared.

If you wish to disclaim beneficial ownership of any securities listed, you should so indicate by writing the word "Disclaim" in the Remarks column below. (Please Note: For each disclaimed beneficial ownership, please provide: (i) the name of the person who should be shown as the "beneficial owner", (ii) the person's relationship to you, (iii) the number of shares beneficially owned, and (iv) the reason for the disclaimer.) As to any securities for which you disclaim ownership but over which you have shared or sole voting or investment control, you have indicated the nature of such control in the Remarks column. You have also provided a brief description of any arrangement concerning any shared voting and/or investment control. You understand that such securities will be shown separately from your beneficial holdings and an appropriate disclaimer set forth.

If any co-trustee, etc., acting with you is an officer, director or greater than 5% shareholder of the Company, you have set forth his or her name in the Remarks column.

If any of the securities listed are subject to any claim, encumbrance, pledge, or lien, you have so indicated (i.e., describing the securities involved and the significant terms governing such pledge) in the Remarks column.

(a)   Our records show that you are the beneficial owner of record of the following securities of the Company (as adjusted for dividends):

Security Type	Number of shares deemed beneficially owned [FN-1]	Shares owned registered in the name of	Beneficial Ownership Relationship	Remarks

I HAVE NO KNOWLEDGE OF OWNERSHIP OF ANY SECURITIES OF THE COMPANY.

HOWEVER I DO HAVE OUTSIDE INVESTMENT MANAGERS WHO BUY & SELL EQUITY SECURITIES FOR MY BENEFIT IN MY NAME. BUT I DO NOT INFLUENCE THEIR TRADING DECISIONS. NOR AM I AWARE OF THEIR CURRENT HOLDINGS

FN-1 Shares deemed beneficially owned include those securities where there is a right to acquire beneficial ownership within 60 days from the date of this Questionnaire (including any portion of equity awards such as stock options, RSUs and PSUs which shall have vested in that period). Equity awards or portions thereof that are not vesting within 60 days are not included in this number.

(c) If you beneficially own any securities of the Company through other entities, please provide us with an accurate and complete list of all investors in such entities.

Name of Investor	Entity	Securities Held
NONE I AM AWARE OF		
I CONFIRM THAT PRIOR TO 2/23/18 I DID NOT OWN ANY		[initials] 3/8/18

(d) If you beneficially own any securities of the Company through other entities, please provide us with full and complete copies of all prospectuses, letters to investors and similar documents that include references to HomeStreet for the investors or potential investors in such entities. (Please note: this does not apply to any shares you may hold through the Company's 401(k) plan.)

(e) Have you or any of your affiliates pledged as security any shares of any class of equity securities that you or your affiliates beneficially own, including any securities held in margin accounts?

- ○ Yes
- ☒ No

If yes, please list the number and class of equity securities below.

n/a

(f) Our records indicate that, as of January 1, 2018*, the following person(s) owned, directly or indirectly, more than 5% (1,344,414 shares) of the Company's common stock:

Name of Shareholder	Title of Shareholder (e.g. Director, Executive Officer)	Number of Shares Owned (Per SNL, as of 1/04/18)	Percentage Owned
BlackRock Inc.	Shareholder	3,299,389	12.27%
Dimensional Fund Advisors LP	Shareholder	2,258,773	8.40%
NWQ Investment Management Co Ltd.	Shareholder	1,755,458	6.52%
Roaring Blue Lion Capital Management	Shareholder	1,463,809	5.44%

*All date from SNL report as of 12/31/2017; may not reflect changes since last public filings

NOTE: Any extension of credit made to senior or executive officers, directors, or principal shareholders of the Bank or Company ("Insider") is governed by Reg. O. Any extension of credit made to a Related Interest is also governed by Reg. O. There are many ways in which Reg. O determines if a Related Interest exists.
Some of these are very technical and not necessarily obvious, so **if there is any possibility of the existence of a Related Interest, your manager and the Compliance Officer at the Bank must be contacted well in advance of the anticipated loan closing to discuss whether Reg. O might apply. If Reg. O applies, approval by the Board of Directors is required before the loan can be closed.**

(b)   Has any credit been extended to you by **any financial institution other than the Bank, or is any prior credit outstanding,** and if so, what is the amount of that credit and from what financial institution was it obtained? This includes any extensions of credit which you guarantee or which arises as a result of a derivative transaction. Please provide a description of the terms, including the interest rate, collateral, maturity, and payment schedule.

> NO CREDIT OTHER THAN CREDIT CARDS WHICH ARE PAID IN FULL MONTHLY
>
> I CONFIRM THAT I HAVE NO MORTGAGE DEBT AND MY PERSONAL PROPERTY IS OWNED FREE & CLEAR OF ANY DEBT ___ 3/8/18

(c)   Our records indicate that as of December 31, 2017, the Bank had the following extensions of credit outstanding to you and your Related Interests (excluding home loans sold without recourse, and overdraft protection lines of $5,000 or less):

> n/k loans

Is the above information complete and correct?

☒ Yes

☐ No

AFFIDAVIT

I understand that this information is furnished to the Company for, among other reasons, use in connection with preparation of the Company's Annual Meeting proxy materials, and annual reports to the SEC. The information set forth above is supplied by me in response to the requests of the Company and such information is true and accurate to the best of my information and belief.

I will promptly notify the Company of any changes in such information that may occur subsequent hereto and prior to the filing of the annual reports and definitive Proxy Statement. I understand and agree that this Questionnaire, as completed by me, and my further communications regarding the matters contemplated herein, will be relied upon by the Company and counsel to the Company in connection with the preparation of the proxy materials and annual reports.

I understand that material misstatements or the omission of material facts in the annual report, Proxy Statement and/or proxy materials may give rise to civil and criminal liabilities to the Company, to each officer and director of the Company signing the annual report and/or Proxy Statement and to other persons signing such documents. I shall notify the Company of any misstatement of a material fact in the annual report, Proxy Statement or any amendment thereto, and/or proxy materials and of the omission of any material fact necessary to make the statements contained therein not misleading, as soon as practicable after a copy of the annual report and/or Proxy Statement or any such amendments thereto and/or proxy materials (i) have been provided to me or (ii) have been made publicly available, whichever means of delivery and/or disclosure occurs sooner.

I certify that the above listed information is true and complete as to Related Interests and other information provided in this Questionnaire, as of the date signed below. I further acknowledge that the above information may be used both internally for Internal and/or Compliance Auditing purposes and will be made available for Federal and/or State regulatory review.

I acknowledge that it is my responsibility to keep the Company and HomeStreet Bank informed, on a timely basis, of any new relationships, changes in relationships, or ceasing of relationships which may result in changes to this list of "Related Interest" on an ongoing basis, as well as other changes to the answers provided herein, and I will notify the Compliance Officer of any such changes within three days of any such change.

If the undersigned is a director or director nominee, by signing below, the undersigned consents

(a) to accept the nomination, (b) to being named in the Company's Proxy Statement as a board nominee for election to the Board of Directors at the 2018 Annual Meeting of Shareholders and any adjournment or postponement thereof and (c) to serve a full term as a director if elected.

I N WI TNESS WHEREOF, the undersigned hereby certifies that the foregoing answers to each of the foregoing questions are accurate and complete.

Individual Signature:



DATED: 2/17 , 2018



3/8/18

Paul J. Miller, Jr.

Board of Directors Questionnaire – Clarifying Pages

If yes, please name such person(s) and briefly describe such arrangement or understanding.

Please see pages 6 and 11 of the attached Blue Lion Opportunity Fund letter for an Accurate description of such arrangements.

PJM 3/8/18

(c) **CURRENT AND FORMER POSITIONS:** According to our records, the following information reflects

(I) all of your current and any former positions and offices with the Company and the time periods in which you served in those positions, and

Positions with the Company   Time Period

N/A

(ii) your business experience during the past five years or longer if relevant in the industry, including your principal occupations and employment, and the name and principal business of any organization in which they were carried on and the applicable periods.

Please see Resume

Is the above information complete and correct in all respects?

X Yes

O No

If so, please identify such other person, persons or entities. If known to you, please state the number of shares of capital stock beneficially owned by each of them.

(n)   Disclose your and your affiliates' ownership in derivatives, market contracts or agreements you and/or your affiliates have made to borrow or lend shares for any reason, including any short sale agreement relating to the shares of the Company.

NONE

ym 3/8/18

(o)   Do you or your affiliates, or will you or your affiliates, have the right to acquire sole or shared voting power, investment power and/or beneficial ownership of shares of equity securities of the Company or any of the Company's subsidiaries, in any of the following ways: (i) through the exercise of an option, warrant or other right; (ii) through the conversion of a security; (iii) pursuant to the power to revoke a trust, discretionary account or similar arrangement; (iv) pursuant to the automatic termination of a trust, discretionary account or similar arrangement; or (v) through another arrangement?

O Yes

☒ No

If yes, please provide a detailed description below.

X

(9)   Please describe any other relevant qualifications or experience you have that would assist you in understanding and evaluating the Company's financial statements and other financial information, including any past employment experience in finance or accounting or any past experience as a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities.

(10)   Do you hold any financial or accounting-related professional certificates or licenses or are you a member in good standing of a financial or accounting-related professional association?

☒ Yes

○ No

If you answered "Yes," please list these certificates and licenses that you have received and when you received them, and any professional associations of which you are a member, including for how long you have been a member in good standing of such associations. Also state whether you are required as a condition of maintaining these certificates or licenses to attend continuing professional education courses.

Certified Financial Analyst – CFA Institute
I am a member of good standing with
The CFA Institute since 1998
FINRA Series 7, 24, 87
+ See Attached Biography   PJM 3/8/18

(d)   Compensation Committee, Independence, Interlocks and Insider Participation. (To be answered only by members or proposed members of the Compensation Committee)

(1)   Have you in the past fiscal year, accepted, or do you plan to, in 2018, accept, directly or indirectly any consulting, advisory, or other compensatory fee from the Company or any of its subsidiaries, other than in your capacity as a member of the compensation committee, the board of directors or any other board committee? For purposes of the preceding sentence, "indirect" includes acceptance of such a fee by a spouse, a minor child or stepchild or a child or stepchild sharing a home with you or by an entity in which you are a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupy a similar position and which provides accounting, consulting, legal, investment banking or financial advisory services to the Company or any of its subsidiaries.

○ Yes

☒ No   PJM 3/8/18

If you answered yes, please provide a detailed explanation below.

(2)   The board of directors must consider your sources of compensation in determining your independence and eligibility to serve as a member of the compensation committee. This includes consideration of whether you receive compensation from any person or entity that would impair your ability to make independent judgments about the Company's executive compensation. For this purpose, please identify the sources of your compensation (other than any compensation identified in the question immediately above).

Please note this does not require you to identify the amounts paid in compensation.

NONE

SJM 3/8/15

(3)   Other than in your capacity as a member of the Company's compensation committee, the board of directors or any other committee of the board of directors, are you an "affiliate" of the Company or any of the Company's subsidiaries?

O Yes

☒ No

If you answered yes, please provide a detailed explanation below

QUESTION 8. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

(a)   Describe briefly any transaction or series of similar transactions (i.e., loans, guarantees, purchases, sales or leases of assets or the furnishing of services, including compensation for prior services), since January 1, 2017, or currently proposed, to which the Company or any of its subsidiaries or affiliates was or is to be a party, in which the amount involved exceeds $120,000 and in which you or any member of your immediate family had, or will have, a direct or indirect material interest. This also includes transactions engaged in between the Company and any business in which you or an immediate family member, are an executive officer, general partner or greater than 10% equity owner. Please Note: Transactions with 'related persons' must be disclosed as to any person who was a "related person" at any time during the Company's last fiscal year, even if not a "related person" at the year end.

Please include in your description the aggregate amount involved in the transaction.

If any such transaction involved or is to involve the purchase or sale of assets by or to the Company or any of its affiliates, state:

(I)   the amount at which the assets were acquired or are to be acquired;

(II) the principle followed or to be followed in determining such amount;

and

(III) the persons making the determination and their relationship, if any, with the Company or you.

Describe any transaction of the kind described in subsection (a) above, to your knowledge, to which the Company or any affiliate of the Company was or is expected to become a party and in which any other director, director nominee, executive officer or 5% or greater shareholder had or will have any direct or indirect material interest.

In responding to this question, identify the relevant person and indicate the person's relationship to you and the Company, the nature of such person's interest in the transaction, the amount of the transaction and, where practicable, the amount of such person's interest in the transaction.

If any such transaction involved or is to involve the purchase or sale of assets by or to the Company or any of its affiliates, other than in the ordinary course of business, state the cost of the assets to the purchaser and the cost thereof to the seller if acquired by the seller within two years prior to the transaction.

Not Applicable

RJM 3/8/18

Please indicate if any of the transactions described in your response to part (a) fall in any of the categories below and if so, indicate which categories apply.

i.   A transaction with another company at which a related person's only relationship is an employee (other than an executive officer), or as a director or beneficial owner of less than 10% (together with all other related persons) of an equity interest in that company, or both, if the aggregate amount involved does not exceed the greater of $200,000 or 5% of the company's total annual revenues.

ii.   Any charitable contribution, grant or endowment by the Company to a charitable organization, foundation or university at which a related person's only relationship is an employee (other than an executive officer) or a director, if the aggregate amount involved does not exceed the lesser of **$200,000** or **5%** of the charitable organizations total annual receipts.

iii.   Any transaction where the related person's interest arises solely from the ownership of the Company's common stock and all holders of the Company's common stock received the same benefit on a pro rata basis (e.g. dividends).

iv.   Any transaction involving a related person where the rates or charges involved are determined by competitive bids.

v.   Any transaction with a related person involving the rending of services as a common or contract carrier, or public utility, at rates or charges fixed in conformity with law or governmental authority.

vi.   Any transaction with a related person involving services as a bank depositary of funds, transfer agent, registrar, trustee under trust indenture or similar services.

vii.   Any loan by Company's banking or savings and loan subsidiary where the loan (a) is made in the ordinary course of business, (b) is on substantially the same terms, including interest rates and collateral as those prevailing at the time for comparable loans with persons not related to the lender and (c) does not involve more than normal risk of collectability or present other unfavorable features.

Not Applicable

BJM 3/5/18

(b)   If you are a director or a nominee for director, please indicate whether you are now, or were during the applicable period, an executive officer of, or owned of record or beneficially in excess of 10% of the equity interest in, any business or professional entity:

(1)   which has made payments to the Company or its subsidiaries for property or services, during 2017, or proposes to make payments during 2018, in excess of 5% of (i) the Company's consolidated gross revenues for that year, or (ii) such entity's consolidated gross revenues for its fiscal year in which the payments were made. If so, identify the entity, your position or ownership interest, the relationship between the entity and the Company and the amount of the business done between the Company and the entity during the applicable year(s) or proposed to be done during 2017

(2)   to which the Company or its subsidiaries has made payments for property or services, during 2017, or to which the Company proposes to make payments during 2018, in excess of 5% of (i) the Company's consolidated gross revenues for that year, or (ii) such entity's consolidated gross revenues for its fiscal year in which the payments were made. If so, identify the entity, your position or ownership interest, the relationship between the entity and the Company and the amount of the business done between the Company and the entity during the applicable period or proposed to be done during 2018

(3)   to which the Company or its subsidiaries was indebted, at the end of 2017, in an amount greater than 5% of the Company's total consolidated assets at the end of such year. If so, identify the entity, your position or ownership interest, the relationship between the entity and the Company and the amount of indebtedness for the applicable year(s).

(c) If any transaction is reported above, state any direct or indirect remuneration or compensation you received as a direct result of such transaction or transactions.

Not Applicable

BJM 3/8/18

(d) If you are a director or nominee for director, indicate whether you are, or were during the year of retention or performance of services:

(1) a member of, or of-counsel to, a law firm that the Company retained during 2017, or which, to your knowledge, the Company proposes to retain during 2018; or

○ Yes

☒ No

(2) a partner or executive officer of any investment banking firm that has performed services for the Company, other than as a participating underwriter for a syndicate, during 2017, or which, to your knowledge, the Company proposes to have perform services during 2018.

○ Yes

☒ No

If the answer to (1) or (2) above is "Yes," please describe fully below, naming each entity, the nature of your affiliation with the entity, the relationship between the entity and the Company and the amount of business done or to be done between the entity and the Company.

(e) If you are a director or nominee for director, indicate whether you have had any other relationship with the Company or its management which is substantially similar in nature and scope to those relationships listed in (b) through (d), above.

○ Yes

☒ No

If the answer is yes, please describe fully the relationship below.

(f)   Describe any insurance or indemnification arrangement of which you are aware under which any director, officer or controlling person of the Company is insured or indemnified in any manner against any liability that he or she may incur in his or her capacity as such, other than pursuant to a statutory provision, the Company's charter or bylaws or the Company's standard director and officer indemnification agreement.

Not Applicable

BJm 3/8/1?

(g)   If you are an officer, do you currently have, or have had in the past three years, any business or personal relationship with any compensation consultant (McLagan and/or Pearl Meyer) used by the Company? For the purposes of this question, "business and personal relationships" include, among other things, family relationships, employment, business partnerships, or other commercial relationships.

Yes

☒ No

If the answer is yes, please describe fully the relationship below

X

QUESTION 9. EXTENSIONS OF CREDIT SUPPORTED BY THE COMPANY

Describe any loan or indebtedness currently outstanding or proposed that is or will be owed by you, any member of your immediate family, or any other associate of yours, to the Company or its subsidiaries or to a financial institution or other business entity where the Company or a subsidiary, directly or indirectly, compensated the financial institution or other business entity or otherwise arranged for the extension of credit. Such compensation may include but is not limited to guaranteeing such loan or indebtedness, maintaining or increasing accounts or compensating balances, undertaking in writing or orally to increase its requests for loans, or paying a higher rate of interest on its loans.

None

BJm 3/5/18

QUESTION 10. INDEBTEDNESS

(a)   At any time since January 1, 2017, have any of the following persons been indebted to the Company or any of its subsidiaries in an amount in excess of $120,000: (i) you or any member of your immediate family, (ii) any corporation or organization (other than the Company or its subsidiaries) of which you or any member of your immediate family is an executive officer or partner or is the direct or indirect owner of 10% or more of the equity securities or (iii) any trust or estate in which you or any member of your immediate family has a substantial beneficial interest or for which you or such other person served as a trustee or in a similar capacity.

○ Yes

☒ No

> If yes, please provide the following information with respect to each instance of indebtedness:
>
> 1. the name of the debtor (and, if applicable, your relationship) and the name of the creditor;
> 2. the nature of the indebtedness and the transaction in which it was incurred; and
> 3. the largest aggregate amount of all such indebtedness outstanding at any time during such period, the amount outstanding as of the latest practicable date and the rate of interest paid or charged thereon.

NOTE: Any extension of credit made to senior or executive officers, directors, or principal shareholders of the Bank or Company ("Insider") is governed by Reg. O. Any extension of credit made to a Related Interest is also governed by Reg. O. There are many ways in which Reg. O determines if a Related Interest exists.
Some of these are very technical and not necessarily obvious, so **if there is any possibility of the existence of a Related Interest, your manager and the Compliance Officer at the Bank must be contacted well in advance of the anticipated loan closing** to discuss whether Reg. O might apply. **<u>If Reg. O applies, approval by the Board of Directors is required before the loan can be closed.</u>**

(b) Has any credit been extended to you by **any financial institution other than the Bank**, or is any prior credit outstanding, and if so, **what is the amount of that credit and from what** financial institution was it obtained? <u>This includes any extensions of credit which you guarantee or which arises as a result of a derivative transaction. Please provide a description of the terms, including the interest rate, collateral, maturity, and payment schedule.</u>

ORIG AMOUNT	CURRENT AMOUNT	
1,140,000.00	1,008,805.79	BK of America, 2.875%, 5/1 ARM Conv
	~~541,486.92~~	House 800 S Lee, April 2043, $4,733.51 Per month
585,000	541,486.92	Freedom Mort, 3.750%, 7/1 ARM
		House 803 S Lee, Aug 2044, $2,709 Per month

BJM 3/8/18

(c) Our records indicate that as of December 31, 2017, the Bank had the following extensions of credit outstanding to you and your Related Interests (excluding home loans sold without recourse, and overdraft protection lines of $5,000 or less):

Not Applicable

BJM 3/8/18

Is the above information complete and correct?

X **Yes**

__ **No**

X

If not, please explain why not and indicate what extensions of credit you believe you have from the Bank.

Not Applicable

PJM 3/8/18

(d)   Please list all of your Related Interests, including a description of the position you hold with the company or entity and percentage of ownership interest as of the present date. **Note:** Any interest you may have in a spouse's company would also result in a Related Interest. If you have any question as to whether a particular company or entity is a Related Interest, please contact Rachel Hughes to discuss. Following is a list of Related Interests you have provided in the past, please update as necessary.

Name of Company   Position Held   % Ownership
or Entity

If none, please indicate below

NONE

PJM 3/8/18

Is the above information complete and correct in all respects?

X Yes
☐ No

If not, please provide corrections.

QUESTION 11. CERTAIN PAYMENTS

Please state whether you are aware of any of the following payments made by or on behalf of the Company or from its assets by any of its officers, directors, employees or agents. If so, please provide details.

(a)   Any political contributions to any candidates for local, state or national office, or to any campaign with respect to any proposition or other ballot measure

(b)   Any payment, direct or indirect, to any government official, employee or agent other than in satisfaction of a lawful obligation of the Company.

(c)   Any amounts received with an understanding that rebates, credits, allowances or refunds will be made to the payor or a third party, either directly or indirectly, in violation of the laws of any jurisdiction

(d)   Any payment or receipt of funds, the purpose or source of which is not fully disclosed, or is inaccurately disclosed, in the books and records of the Company.

NONE, NOT APPLICABLE, NOT AWARE of anything for A, B, C, D.

PGM 3/5/18

QUESTION 12. FOREIGN CORRUPT PRACTICE ACT

State whether you are involved or potentially involved in, or have knowledge of, any of the following matters. (a) any political contributions by the Company (or any subsidiary or affiliate of the Company) from its assets, whether legal or illegal.
(b) the disbursement or receipt of Company (or any Company subsidiary's) funds outside the normal system of accountability, (c) payments, whether direct or indirect, to or from foreign or domestic governments, officials, employees or agents for purposes other than the satisfaction of lawful obligations, or any transaction which has as its intended effect the transfer of assets of the Company (or any subsidiary of the Company) for the purposes of effecting such a payment or (d) the improper or inaccurate recording of payments and receipts on the books of the Company (or any subsidiary of the Company).

j Yes

☒ No

If you answered yes, please provide a detailed description below

AFFIDAVIT

I understand that this information is furnished to the Company for, among other reasons, use in connection with preparation of the Company's Annual Meeting proxy materials, and annual reports to the SEC. The information set forth above is supplied by me in response to the requests of the Company and such information is true and accurate to the best of my information and belief.

I will promptly notify the Company of any changes in such information that may occur subsequent hereto and prior to the filing of the annual reports and definitive Proxy Statement. I understand and agree that this Questionnaire, as completed by me, and my further communications regarding the matters contemplated herein, will be relied upon by the Company and counsel to the Company in connection with the preparation of the proxy materials and annual reports.

I understand that material misstatements or the omission of material facts in the annual report, Proxy Statement and/or proxy materials may give rise to civil and criminal liabilities to the Company, to each officer and director of the Company signing the annual report and/or Proxy Statement and to other persons signing such documents. I shall notify the Company of any misstatement of a material fact in the annual report, Proxy Statement or any amendment thereto, and/or proxy materials and of the omission of any material fact necessary to make the statements contained therein not misleading, as soon as practicable after a copy of the annual report and/or Proxy Statement or any such amendments thereto and/or proxy materials (i) have been provided to me or (ii) have been made publicly available, whichever means of delivery and/or disclosure occurs sooner.

I certify that the above listed information is true and complete as to Related Interests and other information provided in this Questionnaire, as of the date signed below. I further acknowledge that the above information may be used both internally for Internal and/or Compliance Auditing purposes and will be made available for Federal and/or State regulatory review.

I acknowledge that it is my responsibility to keep the Company and HomeStreet Bank informed, on a timely basis, of any new relationships, changes in relationships, or ceasing of relationships which may result in changes to this list of "Related Interest" on an ongoing basis, as well as other changes to the answers provided herein, and I will notify the Compliance Officer of any such changes within three days of any such change.

If the undersigned is a director or director nominee, by signing below, the undersigned consents

(a) to accept the nomination, (b) to being named in the Company's Proxy Statement as a board nominee for election to the Board of Directors at the 2018 Annual Meeting of Shareholders and any adjournment or postponement thereof and (c) to serve a full term as a director if elected.

IN WITNESS WHEREOF, the undersigned hereby certifies that the foregoing answers to each of the foregoing questions are accurate and complete.

DATED: Feb 20, 2018

Mar 8, 2018
JJm 3/8/18

Individual Signature:

Paul Mills Jr JJm 3/8/18